SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.--)*

                         Savoy Capital Investments, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    805345105
                                 (CUSIP Number)

                             Thomas J. Deutsch, Esq.
                                  Devlin Jensen
                             Barristers & Solicitors
                       Suite 2550 - 555 W. Hastings Street
                           Vancouver, British Columbia
                                 Canada, V6B 4N5
                                 (604) 684-2550
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 8, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages


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



                   CUSIP NO.: 805345105 13D Page 2 of 5 Pages

--------- ------------------------------------------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Geoffrey Armstrong
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a) [   ]
          (See Instructions)                                                                                (b) [   ]

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
(3) SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (See Instructions)

          OO (See Item 3)
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                [   ]
          PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
--------- ------------------------------------------------------------------------------------------------------------

------------------------- -------- -----------------------------------------------------------------------------------
                          (7) SOLE VOTING POWER

    Number of Shares               7,500,000
 Beneficially Owned by
          Each
       Reporting
      Person With
------------------------- -------- -----------------------------------------------------------------------------------
------------------------- -------- -----------------------------------------------------------------------------------
                          (8) SHARED VOTING POWER

                                   0
------------------------- -------- -----------------------------------------------------------------------------------
------------------------- -------- -----------------------------------------------------------------------------------
                          (9) SOLE DISPOSITIVE POWER

                                   7,500,000
------------------------- -------- -----------------------------------------------------------------------------------
------------------------- -------- -----------------------------------------------------------------------------------
                          (10) SHARED DISPOSITIVE POWER

                                   0
------------------------- -------- -----------------------------------------------------------------------------------

--------- ------------------------------------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,500,000
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
(12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See
          Instructions)
          [    ]

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          59.6%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ------------------------------------------------------------------------------------------------------------

CUSIP NO.: 805345105           13D                            Page 3 of 5 Pages


Item 1.           SECURITY AND ISSUER

                  The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Savoy Capital Investments, Inc., a corporation organized under the laws of the State of Colorado (the "Issuer"). The address of the principal executive offices of the Issuer is 18826 Pagentry Place, Monument, Colorado, 80132.


Item 2.           IDENTITY AND BACKGROUND

                  (a) - (c)

                  Mr. Geoffrey Armstrong's principal occupation is a director of Societe Siranna S.A.R.L. ("Siranna"). Mr. Armstrong's address for delivery and notice is located at 3240 East 58th Avenue, #45, Vancouver, British Columbia, Canada, V5S 3T2.

                  (d) - (f)

                  During the last five years, Mr. Geoffrey Armstrong has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Armstrong has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Armstrong is a citizen of the United Kingdom.


Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Mr. Geoffrey Armstrong was the beneficial owner of 97% of the issued and outstanding shares of Siranna, a company organized under the laws of Madagascar. Pursuant to the completion, on January 8, 2004, of the terms and conditions of a certain "Share Purchase Agreement", dated for reference December 23, 2003, as entered among Mr. Armstrong, Siranna and the Issuer, the Issuer thereby acquired Mr. Armstrong's shares of Siranna in consideration of (i) the issuance of 7,500,000 newly issued shares of Common Stock of the Issuer, at a stated value of $0.01 per share, then constituting approximately 59.6% of the Issuer's outstanding capital stock on a fully diluted basis, and (ii) the issuance of 9,300,000 options to acquire a similar number of shares of Common Stock of the Issuer, at an exercise price of $0.10 per share, to certain pre-existing employees, consultants and a director of Siranna in consideration of their corresponding agreement to cancel their existing options within Siranna.

CUSIP NO.: 805345105                       13D                 Page 4 of 5 Pages


Item 4.           PURPOSE OF TRANSACTION

                  Mr. Geoffrey Armstrong is currently holding the shares for investment purposes. Mr. Armstrong has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.


Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) Mr. Geoffrey Armstrong currently owns 7,500,000 shares of Common Stock of the Issuer which represents approximately 59.6% of the outstanding Common Stock of the Issuer. This percentage is based on 12,590,333 shares of Common Stock issued and outstanding.

(b) Mr. Armstrong has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 7,500,000 shares of Common Stock.

                  (c) Except as otherwise described herein, and to the knowledge of Mr. Armstrong, Mr. Armstrong has not affected any transaction in the Common Stock during the past sixty (60) days.

                  (d) Except as otherwise described herein, and to the knowledge of Mr. Armstrong, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Armstrong.

                  (e) It is inapplicable for the purpose herein to state the date on which Mr. Armstrong ceased to be an owner of more than five percent (5%) of the Common Stock.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Geoffrey Armstrong and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Armstrong.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Not Applicable as there are no exhibits to be filed with this
Schedule 13D.

CUSIP NO.: 805345105                13D                        Page 5 of 5 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 21, 2004                        /s/ Geoffrey Armstrong
                                      -----------------------------------
                                               Geoffrey Armstrong